[PERFICIENT, INC. LETTERHEAD]

August 19, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:           Response to SEC Comment Letter dated July 25, 2011

Dear Mr. Gilmore:

We are writing in response to your letter to Perficient, Inc. (“Perficient,” “we,” “our,” or the “Company”) dated July 25, 2011.  We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2010, filed March 3, 2011, and our Form 10-Q for the quarterly period ended March 31, 2011, filed May 5, 2011.  We have set forth below our responses to each of the comments raised in the letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Gross Margin, page 22

Comment

1.
We note that an element of the company’s strategy is to continue leveraging the company’s offshore capabilities to support growth and provide customers with flexible options for project delivery. We note management’s indication in the company’s Q4 2010 earnings conference call that 30% or more of revenues are leveraging offshore resources and that such use allows the company to generate better margins. Please tell us how you considered disclosing the impact of leveraging offshore resources on the company’s service margins, the extent to which offshore resources have been used during the periods, and any known trends or uncertainties with respect to the company’s use of offshore resources and the related impact on results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response

As noted by the Staff, it is the Company’s strategy to continue leveraging its offshore capabilities to support future growth and to provide clients with flexible options for project delivery. Being able to provide lower cost options by presenting a mix of local and offshore resources provides the Company with a competitive edge over other companies providing similar types of services. The impact of leveraging offshore resources on the Company’s services margin was approximately 1.7% (total services margin was 32.5% and total services margin without the impact of offshore resources was 30.8%) for the year ended December 31, 2010 and less than 1% (total services margin was 25.7% and total services margin without the impact of offshore resources was 25.0%) for the year ended December 31, 2009. We have considered the disclosure guidance in Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 and believe that the impact on our financial statements is immaterial. Thus, no further disclosure is needed at this time. We will continue to monitor the impact of leveraging our offshore resources and will consider disclosing the impact as it becomes more material.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

Comment

2.
We note disclosure in your Form 10-K indicating that the company has introduced maintenance and support offerings for applications. Please describe for us the nature and terms of these offerings and your related revenue recognition policies. In addition, describe for us the nature of hardware offerings and tell us whether the adoption of the guidance of ASU 2009-14 resulted in any hardware previously within the scope of the software revenue recognition guidance to now be scoped out of ASC 985-605.

Response

The Maintenance and Support Offerings provide reactive and proactive support for IT applications for both commercial off-the-shelf configurations and custom (in-house) applications. Support solutions can range from full 24 hour a day/7 days a week support to as-needed support. The Maintenance and Support Offerings are available to clients whether the original development was done by Perficient, the client, or another vendor.

The revenue recognition policy for the Maintenance and Support Offerings follows the guidance of ASC 605-20-25-3. Revenue is typically deferred and recognized as income on a straight-line basis over the contract period. In some cases, revenue is recognized on a time and materials basis in accordance with the client contract. Revenues derived from Maintenance and Support Offerings consisted of approximately 0.04% of total revenues for the year ended December 31, 2010.

Our hardware offerings consist of the re-sale of third-party computer appliances. We resell hardware primarily as a convenience to our clients.  The hardware sold contains third-party software that allows it to function.

The adoption of the guidance of ASU 2009-14 did result in hardware previously within the scope of the software revenue recognition guidance to now be scoped out of ASC

985-605 due to a scope exception presented in ASC 985-605-15-4. The guidance in ASC 980-605 does not apply because the hardware resold by the Company contains software components that function together with the hardware components to deliver the hardware’s essential functionality. In some cases, the software can be sold separately; however, the separate sale of the software does not cause a presumption that the software is not essential to the functionality of the hardware. As a result, revenue related to the re-sale of hardware is recognized when all of the revenue recognition requirements have been met, consistent with the guidance of ASC 605. Revenues derived from hardware sales consisted of approximately 1% of the Company’s total revenues and hardware sales contributed approximately 0.5% to the Company’s total gross margin for the year ended December 31, 2010.

Comment

3.	As a related matter, tell us how you considered the disclosure requirements in paragraphs ASC 605-25-50-2 and 65-1(c) with respect to your multiple element arrangements.

Response

When the Company enters into contracts for the sale of services and hardware, the criteria within ASC 605-25 for multiple deliverable arrangements are evaluated to determine the proper accounting for the elements. Generally, all deliverables of the Company’s multiple deliverable arrangements are accounted for separately, with the arrangement consideration allocated among the deliverables using vendor specific objective evidence of the selling price.

After further consideration of the disclosure requirements in paragraph ASC 605-25-50-2, it is the Company’s opinion that it has provided adequate disclosure of the nature of its multiple deliverable arrangements, the significant deliverables within the arrangements, the method used to determine selling price, and whether the deliverables in the arrangements qualify as separate units of accounting.  The Company added disclosure about the general timing of revenue recognition for the significant units of accounting in footnote two of our Form 10-Q for the quarterly period ended June 30, 2011. Further, the Company will add disclosure regarding the general timing of delivery of the hardware or performance of service for the deliverables within its multiple deliverable arrangements as well as significant cancellation or termination-type provisions related to the arrangements in footnote two of our Form 10-Q for the quarterly period ended September 30, 2011 as set out below:

Delivery of software and hardware sales, when sold contemporaneously with services, can generally occur at varying points depending on the specific client project arrangement. Delivery of services generally occurs over a period of time consistent with the timeline as outlined in the client contract.

There are no significant cancellation or termination-type provisions for the Company’s software and hardware sales. Contracts for professional services provide for a general right, to the client or Perficient, to cancel or terminate the contract within a given period of time (generally a 10 to 30 day notice is required). The client is responsible for any time and expenses incurred up to the date of cancellation or termination of the contract.

In regards to the disclosure requirements in paragraph ASC 605-25-65-1(c), the prospective adoption of ASU 2009-13 did not have a material impact on the way the Company accounts for multiple deliverable arrangements. Thus, the related disclosures were deemed unnecessary to provide further clarity to the users of the financial statements. The Company disclosed the impact of the adoption of ASU 2009-13 in footnote 13 of our Form 10-Q for the quarterly period ended March 31, 2011.

Q4 2010 Earnings Conference Call, March 3, 2011

Comment

4.
We note that on your earnings call with analysts, management makes reference to cash earnings per share. We note similar public disclosure in the company’s Q1 2011 earnings conference call and in the May 2011 Investor Relations Slide Deck. Please tell us how you consider the prohibition in Item 100(b) of Regulation G considering the problems associated with this measure previously articulated by the Commission in Accounting Series Release No. 142 and the related “high risk of materially misleading investors.”

Response

In all instances, including those mentioned, the use of the phrase “cash earnings per share” is intended to mean “non-GAAP earnings per share.” It was never the intent of the Company to imply a reference to “cash flow per share.” We use non-GAAP financial measures to supplement our GAAP financial results in order to provide better understanding of the past financial performance and future results to our investors and analysts. These non-GAAP financial measures are the primary tool used by management and our Board of Directors when assessing company performance, and we therefore feel that it is appropriate to disclose them to our investors.

We have publicly disclosed in our earnings press release, and made available on our website, the most directly comparable financial measure (calculated and presented in accordance with GAAP) as well as a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measure (also calculated and presented in accordance with GAAP).

We have removed references to “cash earnings per share” where applicable and will be more diligent in removing or preventing further reference to “cash earnings per share” in future communications with the public and/or our investors. Additionally, we intend to refer to this financial measure as “adjusted earnings per share” instead of “non-GAAP earnings per share” in the future.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer